UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DUN & BRADSTREET HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

2648T106

(CUSIP Number)

Arthur Price

Chief Compliance Officer and Assistant General Counsel

Thomas H. Lee Partners, L.P.

100 Federal Street, 35th Floor

Boston, MA 02110

(617) 227-1050

With a copy to:

Alexander M. Schwartz

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2578

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas H. Lee Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,867,617
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,867,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,867,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas H. Lee Equity Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,258,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,258,985

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,258,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas H. Lee Parallel Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,963,759
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,963,759

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,963,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL Executive Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,088,627
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,088,627

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *(1)
14	TYPE OF REPORTING PERSON PN

(1)	Beneficial ownership representing less than 1% is denoted with an asterisk (*).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL EQUITY ADVISORS VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,867,617
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,867,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,867,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THOMAS H LEE PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,867,617
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,867,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,867,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL Managers VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,867,617
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,867,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,867,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL HOLDCO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,867,617
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,867,617

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,867,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL FUND VIII COINVESTMENT PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,694,579
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,694,579

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,694,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *(1)
14	TYPE OF REPORTING PERSON PN

(1)	Beneficial ownership representing less than 1% is denoted with an asterisk (*)

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THL Equity Fund VIII Investors (D&B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,861,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,861,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,861,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is the voting common stock, par value $0.0001 per share (the “Common Stock”), of Dun & Bradstreet Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 101 JFK Parkway, Short Hills, NJ 07078. Percentages in this Statement are calculated assuming 431,165,887 shares of Common Stock outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 24, 2022.

As of February 25, 2022, as reflected in this Statement, the Reporting Persons beneficially owned that number of shares of Common Stock, set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background.

Item 2	(a) - (c) and (f)

This Statement is being filed jointly, pursuant to a joint filing agreement, by the following (collectively, the “Reporting Persons”):

i.	THL Holdco, LLC, a Delaware limited liability company (“THL Holdco”), whose principal business is to serve as and perform the functions of the managing member of certain investment funds;

ii.

Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”), whose principal business is to serve as and perform the functions of the general partner of certain investment funds;

iii.	Thomas H. Lee Partners, L.P., a Delaware limited partnership (“THL Partners”), whose principal business is to serve as and perform the functions of the general partner of certain investment funds;

iv.	THL Managers VIII, LLC, a Delaware limited liability company (“THL Managers VIII”) whose principal business is to serve as and perform the functions of the general partner of certain investment funds;

v.

THL Equity Advisors VIII, LLC, a Delaware limited liability company (“Equity Advisors”) whose principal business is to serve as and perform the functions of the general partner of certain investment funds;

vi.	THL Equity Fund VIII Investors (D&B), L.P., a Delaware limited partnership (“Equity Fund VIII (D&B)”), whose principal business is to invest in securities;

vii.	Thomas H. Lee Parallel Fund VIII, L.P., a Delaware limited partnership (“Parallel Fund VIII”), whose principal business is to invest in securities;

viii.	Thomas H. Lee Equity Fund VIII, L.P., a Delaware limited partnership (“THL Equity VIII”), whose principal business is to invest in securities;

ix.	THL Fund VIII Coinvestment Partners, L.P., a Delaware limited partnership (“Coinvestment VIII”), whose principal business is to invest in securities;

x.	THL Executive Fund VIII, L.P., a Delaware limited partnership (“Executive Fund VIII”), whose principal business is to invest in securities.

The Reporting Persons have entered into a joint filing agreement, dated as of February 25, 2022, a copy of which is attached hereto as Exhibit 1.

The principal business address of each of the Reporting Persons is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, MA 02110.

Item 2	(d) - (e)

During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

On February 15, 2022, pursuant to that certain Purchase Agreement dated as of February 15, 2022, by and among Black Knight, Inc., Optimal Blue I LLC, the “Blocker Owners” set forth on Schedule I thereto, Cannae Holdings, LLC, solely for the purposes of the sections set forth therein, THL Optimal Blue Blocker Corp., Optimal Blue Holdco, LLC and Black Knight Technologies. THL Equity VIII, Parallel Fund VIII, Executive Fund VIII and Coinvestment VIII (collectively, the “Blocker Owners”) acquired 3,155,028, 5,744,897, 240,876 and 374,953 shares of Common Stock, respectively, of the Issuer in exchange for providing cash consideration and the Blocker Owners’ equity in Optimal Blue Holdco, LLC to Black Knight, Inc.

THL Equity VIII, Parallel Fund VIII, Executive Fund VIII and Coinvestment VIII acquired the Common Stock for investment purposes and the purposes set out below.

The Reporting Persons continuously evaluate the businesses and prospects of the Issuer and its subsidiaries, and all other factors deemed relevant in determining whether additional securities of the Issuer or its subsidiaries will be acquired by the Reporting Persons or by other accounts or funds associated with the Reporting Persons or whether the Reporting Persons or any such other accounts or funds will dispose of Common Stock.

Except as otherwise disclosed herein, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreement described in Item 6 herein, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 431,165,887 shares of Common Stock outstanding as of February 18, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on February 24, 2022.

The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

THL Equity VIII is the direct beneficial owner of 14,258,985 shares of Common Stock. Parallel Fund VIII is the direct beneficial owner of 25,963,759 shares of Common Stock. Executive Fund VIII is the direct beneficial owner of 1,088,627 shares of Common Stock. Coinvestment VIII is the direct beneficial owner of 1,694,579 shares of Common Stock. Equity Fund VIII (D&B) is the direct beneficial owner of 14,861,667 shares of Common Stock. THL Holdco is the managing member of THL Advisors, which is in turn the general partner of THL Partners, which in turn is the general partner of Coinvestment VIII, the managing member of THL Manager VIII and is the sole member of Equity Advisors, which in turn is the general partner of the THL Equity VIII, Parallel Fund VIII, Executive Fund VIII and Equity Fund VIII (D&B).

Due to that certain letter agreement (as further described in Item 6 below, the “Letter Agreement”), dated as of June 30, 2020, by and among DNB Holdco, LLC, THL Partners, CC Star Holdings, LP, Bilcar, LLC (“Bilcar”) and Black Knight Infoserv, LLC (collectively, the “Letter Agreement Parties”), the Letter Agreement Parties may be deemed to constitute a group (the “Group”), within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, as of February 25, 2022, 193,903,999 shares representing 44.9% of the Issuer’s outstanding Common Stock, based in part on the information concerning beneficial ownership provided to the Reporting Persons by the other Letter Agreement Parties. It is the understanding of the Reporting Persons that the other Letter Agreement Parties file separate Schedules 13G or 13D, as the case may be, pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Letter Agreement. Except as disclosed herein, this Schedule 13D does not reflect any shares of Common Stock beneficially owned by the other Letter Agreement Parties.

(c)

Except for the transactions described in this Statement, including those described in Item 6 below, there have been no transactions in Common Stock that were effected during the past sixty days by the Reporting Persons.

(d)-(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreement

On February 15, 2022, pursuant to that certain Purchase Agreement dated as of February 15, 2022, by and among Black Knight, Inc., Optimal Blue I LLC, the “Blocker Owners” set forth on Schedule I thereto, Cannae Holdings, LLC, solely for the purposes of the sections set forth therein, THL Optimal Blue Blocker Corp., Optimal Blue Holdco, LLC and Black Knight Technologies. THL Equity VIII, Parallel Fund VIII, Executive Fund VIII and Coinvestment VIII (collectively, the “Blocker Owners”) acquired 3,155,028, 5,744,897, 240,876 and 374,953 shares of Common Stock, respectively, of the Issuer in exchange for providing cash consideration and the Blocker Owners’ equity in Optimal Blue Holdco, LLC to Black Knight, Inc.

Letter Agreement

On June 30, 2020, in connection with the Issuer’s initial public offering, investors including William P. Foley II at Bilcar, THL Partners, Cannae Holdings, Inc., Black Knight and CC Capital Partners, LLC entered into a Letter Agreement pursuant to which they (or their applicable affiliates) agreed to vote all of their shares as a group in all matters related to the election of directors of the Issuer, including to elect William P. Foley, II, Richard N. Massey, Thomas M. Hagerty, Ganesh B. Rao and Chinh E. Chu to the Issuer’s board of directors at each of the shareholder meetings through the 2023 shareholder meeting at which such individuals are eligible for election.

Registration Rights Agreement

On July 6, 2020, in connection with the Issuer’s initial public offering, THL Equity VIII, Parallel Fund VIII, Coinvestment VIII, Executive Fund VIII and Equity Fund VIII (D&B) entered into a Registration Rights Agreement with the Issuer and certain other parties thereto, pursuant to which they were granted customary registration rights to, among other things, require the Issuer to register, at its expense, shares of Common Stock.

*****

The foregoing descriptions of the Purchase Agreement, Letter Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 25, 2022, by and among the Reporting Persons (filed herewith).

99.2	Purchase Agreement, dated as of February 15, 2022, by and among Black Knight, Optimal Blue I, LLC, Cannae Holdings, LLC, THL Partners, Optimal Blue Holdco, LLC and Black Knight Technologies, LLC (incorporated by reference to Exhibit 2.1 to Cannae Holdings, Inc.’s Form 8-K filed with the SEC on February 17, 2022).

99.3	Letter Agreement dated as of June 30, 2020 among DNB Holdco, LLC and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 10-K filed with the SEC on February 25, 2021).

99.4	Registration Rights Agreement dated as of July 6, 2020 among Dun & Bradstreet Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 10-K filed with the SEC on February 25, 2021).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 25, 2022

THL HOLDCO, LLC

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THOMAS H. LEE ADVISORS, LLC

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THOMAS H. LEE PARTNERS, L.P.

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THL MANAGERS VIII, LLC

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THL EQUITY ADVISORS VIII, LLC

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THL EQUITY FUND VIII INVESTORS (D&B), L.P.

By: THL Equity Advisors VIII
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THOMAS H. LEE PARALLEL FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THOMAS H. LEE EQUITY FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THL FUND VIII COINVESTMENT PARTNERS, L.P.

By: Thomas H. Lee Partners, L.P.
Its: General Partner

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company

THL EXECUTIVE FUND VIII, L.P.

By: THL Equity Advisors VIII, LLC
Its: General Partner

By: Thomas H. Lee Partners, L.P.
Its: Sole Member

By: Thomas H. Lee Advisors, LLC
Its: General Partner

By: THL Holdco, LLC
Its: Managing Member

/s/ Michael Mc Donnell
Name:	Michael McDonnell
Title:	Chief Financial Officer, Management Company